EXHIBIT(a)(1)

                           OFFER TO PURCHASE FOR CASH
                                   5,000 Units

                                       OF

                 CAPITAL REALTY INVESTORS II LIMITED PARTNERSHIP

                               at $175 per Unit by

                  EQUITY RESOURCE FUND XXII LIMITED PARTNERSHIP

             THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME,
               ON FEBRUARY 23, 2004 UNLESS THE OFFER IS EXTENDED.

Equity Resource Fund XXII, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity Resource Investments LLC, its manager (collectively "Fund XXII" or the "Purchaser"), hereby offers to purchase 5,000 Units ("Units") of limited partnership interests in Capital Realty Investors II Limited Partnership, a Maryland limited partnership (the "Partnership"). Fund XXII is offering to pay a purchase price of $175 for each Unit, to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after January 23, 2004 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer".) Neither Fund XXII, Equity Resource Investments LLC, Fund XXII's manager nor Eggert Dagbjartsson, Fund XXII's general partner is an affiliate of the Partnership or CRI, Inc., the general partner of the Partnership. The Units sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 10% of all Units outstanding as of the date of the Offer.

The Offer is subject to certain conditions described in this Offer to Purchase. See "THE OFFER--Section 15--Conditions of the Offer." The Offer is not conditioned upon the valid tender of any minimum number of Units. If more than 5,000 Units are validly tendered and not withdrawn, the Purchaser will accept for purchase up to 5,000 Units, on a pro rata basis, subject to the terms and conditions described in the Offer to Purchase, see "THE OFFER--Section 15--Certain Conditions of the Offer." A limited partner of the Partnership (a "Limited Partner") may tender any or all Units owned by that Limited Partner.

The Offer is subject to certain risks described in this Offer to Purchase. See "THE OFFER--Introduction--Risk Factors."

                                    IMPORTANT

Any Limited Partner desiring to tender any or all of the Units held by that Limited Partner should complete and sign the Agreement of Sale accompanying this Offer to Purchase, in accordance with the instructions set forth in the Agreement of Sale, and mail or deliver the Agreement of Sale and any other required documents to Equity Resource Investments LLC, the manager of the Purchaser, at the address set forth on the back cover of this Offer to Purchase, or request his or her broker, dealer, commercial bank, credit union, trust company or other nominee to effect the transaction for him or her.

No person has been authorized to make any recommendation or any representation on behalf of the Purchaser or to provide any information other than as contained in this Offer to Purchase or in the Agreement of Sale. No recommendation, information, or representation may be relied upon as having been authorized.

Direct questions or requests for assistance or additional copies of this Offer to Purchase or the Agreement of Sale to:

                         EQUITY RESOURCE INVESTMENTS LLC
                                44 BRATTLE STREET
                               CAMBRIDGE, MA 02138
                                 (617) 876-4800
                            Info@equityresources.com

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                                Table of Contents

SUMMARY TERM SHEET.............................................................

INTRODUCTION..................................................................1

RISK FACTORS..................................................................3

TENDER OFFER..................................................................5
Section 1.   Terms of the Offer...............................................5
Section 2.   Acceptance for Payment and Payment for Units.....................5
Section 3.   Procedures for Tendering Units...................................5
Section 4.   Withdrawal Rights................................................7
Section 5.   Extension of Tender Period; Termination; Amendment...............7
Section 6.   Certain Tax Consequences.........................................7
Section 7.   Purpose and Effects of the Offer.................................9
Section 8.   Future Plans....................................................12
Section 9.   Past Contacts and Negotiations With General Partner.............12
Section 10.  Certain Information Concerning the Partnership .................12
Section 11.  Background and Reasons for the Offer............................17
Section 12.  Certain Information Concerning the Purchaser....................17
Section 13.  Source and Amount of Funds .....................................18
Section 14.  Voting Power ...................................................18
Section 15.  Certain Conditions of the Offer.................................18
Section 16.  Certain Legal Matters and Required Regulatory Approvals.........18
Section 17.  Fees and Expenses...............................................19
Section 18.  Miscellaneous...................................................19

                                   SCHEDULE 1

          Information with respect to the Managers of Equity Resource
           Investments LLC the Manager of Purchaser (Equity Resources
           Fund XXII) ......................................................S-1

                                   SCHEDULE 2

          Properties Owned by the Partnership ..............................S-2

                               SUMMARY TERM SHEET

Equity Resource Fund XXII, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity Resource Investments LLC, its manager (collectively "Fund XXII") is offering to purchase 5,000 Units ("Units") of limited partnership interests in Capital Realty Investors II Limited Partnership, a Maryland limited partnership (the "Partnership") for $175 per Unit, to the seller in cash, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after January 23, 2004, unless a limited partner was not entitled to receive that distribution. The following are some questions you, as a Limited Partner, may have, and the answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the accompanying documents because the information in this summary is not complete, and additional information is contained in the remainder of this Offer to Purchase.

HOW DO I TENDER MY UNITS?

In order to tender your Units properly, you must properly complete and execute an Agreement of Sale and deliver it to our address set forth on the enclosed business reply envelope and on the back cover of the offer to purchase not later than the time the offer expires. See "THE OFFER--Section 3--Procedures for Tendering Units."

WHO IS OFFERING TO BUY MY UNITS?

Fund XXII is offering to purchase 5,000 Units. Fund XXII is a Massachusetts limited partnership whose general partner is Eggert Dagbjartsson and whose manager is Equity Resource Investments LLC, a Massachusetts limited liability company which is engaged in real estate investment and consulting. See "THE OFFER--Section 12--Certain Information Concerning the Purchaser."

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

Fund XXII is seeking to purchase 5,000 Units of limited partnership interests in the Partnership. This represents 10% of the Partnership's outstanding Units. See "INTRODUCTION."

HOW MUCH ARE YOU OFFERING TO PAY FOR MY SECURITIES AND WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY FEES OR COMMISSIONS?

Fund XXII is offering to purchase 5,000 Units ("Units") of limited partnership interests in Capital Realty Investors II Limited Partnership, a Maryland limited partnership (the "Partnership"). Fund XXII is offering to pay a purchase price of $175 for each Unit, to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after January 23, 2004 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). If you tender your Units in the Offer and you were not entitled to receive any distribution declared or paid from any source by the Partnership with respect to your Units after January 23, 2004, the amount paid to you in the Offer will not be reduced by the amount of any distribution you were not entitled to receive. Limited partners who hold their units in a brokerage account or in trust should consult their advisors concerning brokerage fees, commissions or similar expenses associated with the tender their Units.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT AND IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

The Purchaser expects that approximately $875,000 (exclusive of fees and expenses) will be required to purchase 5,000 Units, if tendered. The Purchaser will obtain those funds from capital contributions from its members, which have an aggregate net worth substantially in excess of the amount required to purchase the 5,000 Units. The Purchaser is not a public company and has not prepared audited financial statements. We do not think our financial condition is relevant to your decision whether to tender in the offer because the form of payment is cash, and we currently have sufficient cash and cash equivalents relative to the consideration to be paid in the offer. See "THE OFFER--Section 13--Source and Amount of Funds."

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

You will have at least until 12:00 midnight, Eastern Time, on February 23, 2004, to decide whether to tender your Units in the offer. In addition, if we decide to extend the offering period as described below, you will have an additional opportunity to tender your Units. The Purchaser will not delay payment for Units (unless it is in anticipation of necessary governmental approval) subsequent to the expiration of the Offer. See "THE OFFER--Section 3--Procedures for Tendering Units."

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CAN THE OFFER BE EXTENDED OR AMENDED AND UNDER WHAT CIRCUMSTANCES?

Yes, we may elect to extend the offer in order to extend the period of time during which the offer is open and/or to amend the offer in any respect (including, without limitation, by increasing or decreasing the offer price). If the Offer is amended with less than 10 business days remaining in the initial offering period, the Offer will be extended to give limited partners at least 10 business days following the filing of the amendment to consider the amended offer. If you do not tender your Units during the initial offering period or during the subsequent offering period (if a subsequent offering period is provided), you will not have the opportunity to accept the offer. See "THE OFFER--Section 5--Extension of Tender Period; Termination; Amendment."

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

If we decide to extend the offer, we will send each Limited Partner notification of the extension, not later than 9:00 a.m., Eastern Time, on the business day after the day on which the offer was scheduled to expire. See "THE OFFER--Section 5--Extension of Tender Period; Termination; Amendment."

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

We are not obligated to purchase any Units in the offer if the general partner of the Partnership or its transfer agent are unable to confirm after being contacted by the Purchaser that the Agreement of Sale is properly completed and duly executed. See "THE OFFER--Section 15--Certain Conditions of the Offer."

HOW DO I WITHDRAW PREVIOUSLY TENDERED UNITS?

To withdraw your Units after you have tendered them, you must deliver a properly executed written notice of withdrawal with the required information to us while you still have the right to withdraw the Units. See 'THE OFFER--Section 4--Withdrawal Rights.'"

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED UNITS?

"Until what time can I withdraw previously tendered Units? You can withdraw Units at any time until the offer has expired, and you can withdraw them at any time after the expiration date until we accept Units for payment. See 'THE OFFER--Section 4--Withdrawal Rights.'"

WHAT DOES THE PARTNERSHIP THINK OF THE OFFER?

CRI, Inc., the general partner of the Partnership, is required to respond to this offer. The Purchaser does not currently know what the general partner will recommend to limited partners as to whether or not to tender units pursuant to the offer.

WILL THERE BE ANY CHANGE TO THE PARTNERSHIP OR MY UNITS IF I DECIDE NOT TO TENDER MY UNITS?

It is expected that following the offer, the business and operations of the Partnership will be continued substantially as they are currently being conducted today. We are acquiring the Units for investment purposes only, not with a view toward affecting management of the Partnership. You should note, however, that if we purchase 5,000 Units, the Fund XXII and affiliated funds controlled by Equity Resource Investments will own 28.7% of the outstanding Units. Although this would not represent a majority interest, this increase in ownership would give us and our affiliates increased control over any vote of the limited partners. See "THE OFFER--Section 8--Future Plans" and "--Section 14--Voting Power."

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

Partnership Spectrum, a national reporting service covering limited partnerships, reported 2 sales of a total of 30 Units in the Partnership at an average price of $121 per Unit on the informal market "matching service" in the past 12 months. The Purchaser knows of no other sales of Units in the past twelve months. The Purchaser and its affiliates have purchased 1,258 Units in the Partnership over that time. See "INTRODUCTION--Market Value of the Units."

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

You can call Equity Resource Investments LLC, who is acting as information agent for the offer, at 617-876-4800.

                                  INTRODUCTION

          Equity Resource Fund XXII, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity Resource Investments LLC, its manager (collectively "Fund XXII" or the "Purchaser"), is offering to purchase 5,000 Units ("Units") of limited partnership interests in Capital Realty Investors II Limited Partnership, a Maryland limited partnership (the "Partnership"). Fund XXII is offering to pay a purchase price of $175 for each Unit, to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after January 23, 2004 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). If you tender your Units in the Offer and you were not entitled to receive any distribution declared or paid from any source by the Partnership with respect to your Units after January 23, 2004, the amount paid to you in the Offer will not be reduced by the amount of any distribution you were not entitled to receive.

          The Units sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 10% of the Units outstanding as of the date of the Offer. Neither Fund XXII, its manager, Equity Resource Investments LLC, nor its general partner, Eggert Dagbjartsson is an affiliate of the Partnership. The Offer to Purchase is not conditioned upon the valid tender of any minimum number of Units. If more than 5,000 Units are validly tendered and not withdrawn, the Purchaser will accept for purchase up to 5,000 Units, on a pro rata basis, subject to the terms and conditions described in this Offer to Purchase, see "OFFER--Section 15--Certain Conditions of the Offer." A limited partner of the Partnership (a "Limited Partner") may tender any or all Units owned by that Limited Partner.

PAYMENT OF THE OFFER PRICE

          For those Limited Partners who accept the Offer, a cash payment for Units will be made to those Limited Partners within ten (10) business days following the expiration date of the Offer, as long as Fund XXII has received from those Limited Partners a properly completed and duly executed Agreement of Sale. The Purchaser will not delay payment for Units (unless it is in anticipation of necessary governmental approval) subsequent to the expiration of the Offer. The Purchaser may accept only a portion of the Units tendered by a Limited Partner in the event a total of more than 5,000 Units are tendered.

          Given the complicated procedure for transferring limited partnership interests, the potential proration of units, the need to verify correct ownership information of all tendered units and the need to receive assurances that the general partner of the Partnership will allow tendered units to be transferred to the Purchaser, the Purchaser has determined and believes that it may take up to ten days to issue payment for tendered units.

MARKET VALUE OF THE UNITS

          Partnership Spectrum, a national reporting service covering limited partnerships, reported 2 sales of a total of 30 Units in the Partnership at an average price of $121 per Unit on the informal market "matching service" in the past 12 months. The Purchaser knows of no other sales of Units in the past twelve months. The Purchaser and its affiliates have purchased 1,258 Units in the Partnership over that time.

NO SELLING COMMISSIONS

          Units sold in the informal market "matching service" usually require payment of a selling commission of the greater of $200 or 8.75%. If you accept the Offer, however, you will not pay any selling commission.

TRANSFER FEES

          If you accept the Offer, the Purchaser will pay the transfer fee for this transaction.

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PURPOSE OF THE OFFER

          The purpose of the Offer is to allow the Purchaser to benefit from any one or a combination of the following:

          . any cash distributions, whether these distributions are classified as a return on, or a return of, capital, from the operations in the ordinary course of the Partnership;

          . any distributions of net proceeds from the sale of assets by the Partnership;

          . any distributions of net proceeds from the liquidation of the Partnership;

          .    any cash from any redemption of the Units by the Partnership, and

          . any proceeds that may be received by the Limited Partners or by the Partnership as a result of any litigation. The Purchaser is not aware of any current or pending litigation involving the Partnership.

          The Offer is not conditioned upon the valid tender of any minimum number of the Units. If more than 5,000 Units are tendered and not withdrawn, the Purchaser will accept up to 5,000 of the tendered Units on a pro rata basis, subject to the terms and conditions described in this Offer to Purchase. See "THE OFFER-Section 15--Certain Conditions of the Offer. The Purchaser expressly reserves the right, in its sole discretion and for any reason, to waive any or all of the conditions of the Offer, although the Purchaser does not presently intend to do so.

CERTAIN INFORMATION ABOUT THE PARTNERSHIP

          The Partnership is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and, in accordance with that act, is required to file reports and other information with the Securities and Exchange Commission (the "SEC") relating to its business, financial condition and other matters. These reports and other information may be inspected at the public reference facilities maintained by the SEC at room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates or from the SEC's Website at http://www.sec.gov.

          The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, which provides certain additional information with respect to the Offer. The Schedule TO and any amendments to the Schedule TO, including exhibits, may be inspected and copies may be obtained from the SEC in the manner specified above.

          According to publicly available information, as of March 20, 2003, there were 3,258 registered holders of Units in the Partnership.

          Information contained in this Offer to Purchase which relates to, or represents statements made by, the Partnership, has been derived from information provided in reports and other information filed with the SEC by the Partnership.

          Limited Partners are urged to read this Offer to Purchase and the accompanying Agreement of Sale carefully before deciding whether to tender their Units in the Offer.

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                                  RISK FACTORS

Before making a decision whether or not to accept the Offer, you should consider the following Risk Factors:

In making the Offer, there has been no third party valuation or appraisal.

No independent party has been retained by Fund XXII or any other person to evaluate or render any opinion to Limited Partners with respect to the fairness of the Offer Price, and no representation is made as to any fairness or other measures of value that may be relevant to Limited Partners. In making the Offer, Fund XXII has not based its valuation of the properties owned by the Partnership on any third-party appraisal or valuation and it is uncertain whether the Offer Price reflects the value that would be realized upon the sale of Units by a Limited Partner to a third party. We urge Limited Partners to consult their own financial and tax advisors in connection with the Offer.

The Offer Price may not represent fair market value of Units.

There is no established or regular trading market for Units, nor is there another reliable standard for determining the fair market value of the Units. The Offer Price does not necessarily reflect the price that Limited Partners might receive in an open market sale of Units. Those prices could be higher than the Offer Price.

The Offer Price does not take into account any future prospects of the Partnership.

The Offer Price is speculative in nature and does not ascribe any value to potential future improvements in the operating performance of the Partnership's properties.

The Offer Price may not represent the value that a Limited Partner might receive upon a liquidation of the Partnership.

Although a liquidation of the Partnership is not anticipated in the near future, you might receive more value if you retain Units until the Partnership is liquidated. The actual proceeds which might be obtained upon liquidation of the Partnership are highly uncertain and could be more than the Offer Price. Limited Partners are not required to accept the Offer and tender their Units.

There may be conflicts of interest with respect to the Offer.

Fund XXII is making the Offer with a view toward making a profit. Accordingly, there is a conflict between Fund XXII's desire to acquire your Units at a low price and your desire to sell your Units at a high price. Fund XXII's intent is to acquire the Units at a discount to the value Fund XXII might ultimately realize from owning the Units. Although Fund XXII cannot predict the future value of the Partnership assets on a per Unit basis, the Offer Price could differ significantly from the net proceeds that could be realized from a current sale of the properties owned by the Partnership or that may be realized upon future liquidation of the Partnership.

We may conduct future offers at a higher price.

It is possible that we may conduct a future offer at a higher price than the Offer Price. That decision will depend on, among other things, the performance of the Partnership, prevailing economic conditions and our interest in acquiring additional Units.

If you accept the Offer and sell your Units, you may recognize taxable gain on your sale.

A sale of Units in the Offer will be a taxable sale, with the result that you will recognize taxable gain or loss measured by the difference between the amount realized on the sale and your adjusted tax basis in the Units you transfer to us. The tax consequences of the Offer to a particular Limited Partner may be different from those of other Limited Partners and we urge you to consult your own tax advisor in connection with the Offer.

If you accept the Offer and sell your Units, you will lose the right to share in the future profits of the Partnership.

Limited Partners who sell their Units will be giving up the opportunity to participate in any future potential benefits associated with ownership of Units, including the right to participate in any future distribution of cash or property.

The Purchaser has not engaged a depository to hold tendered units until payment.

A depository is an independent agent who holds tendered units until payment. The Purchaser has not engaged a depository for the Offer and the transfer of units will not be dependent on a depository's determination that payment has been made. The primary risk associated with the Purchaser's decision to not engage a depository is that the Purchaser will have access to tendered units before all terms of the Offer (including payment for the Units) are complete.

The offer will increase our stake in the Partnership.

Fund XXII and its affiliates currently own 9,345 of the Partnership's outstanding Units. If Fund XXII purchases 5,000 Units, Fund XXII and its affiliates will own 28.7% of the Partnership's outstanding Units. Although this would not represent a majority interest, this increase in ownership would give Fund XXII and its affiliates increased control over any vote of the Limited Partners.

                                    THE OFFER

SECTION 1. TERMS OF THE OFFER.

          Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for up to 5,000 Units that are validly tendered on or prior to the Expiration Date (as defined below). The term "Expiration Date" means 12:00 midnight, Eastern Time, on February 23, 2004, unless the Purchaser extends the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser, shall expire.

          The Offer is conditioned on satisfaction of certain conditions. See "Offer--Section 15--Certain Conditions of the Offer," which sets forth in full the conditions of the Offer. The Purchaser will not be required to accept for payment or to pay for any Units tendered, and may amend or terminate the Offer if the Agreement of Sale is not properly completed and duly executed.

          Purchaser reserves the right (but shall not be obligated) to waive any or all of these conditions. If any or all of those conditions have not been satisfied or waived by the Expiration Date, Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the Units tendered,
(ii) terminate the Offer and return all tendered Units to tendering Limited Partners, (iii) waive all of the unsatisfied conditions and, subject to complying with applicable rules and regulations of the SEC, purchase all Units validly tendered, (iv) extend the Offer and, subject to the right of Limited Partners to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or
(v) otherwise amend the Offer. If any material conditions are waived, the Purchaser will amend the Offer to disclose its waiver. If the amendment is filed with less than ten (10) business days remaining in the Offer, the Purchaser will extend the offer giving limited partners at least ten (10) business days following the amendment to consider the amended offer.

SECTION 2. PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS.

          If fewer than 5,000 Units are validly tendered and not properly withdrawn prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment all of those Units so tendered.

          If more than 5,000 Units are validly tendered and not properly withdrawn on or prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment 5,000 Units so tendered, on a pro rata basis, with appropriate adjustments to avoid tenders of fractional Units.

          In the event that proration is required, the Purchaser will determine the precise number of Units to be accepted and will announce the final results of proration as soon as practicable, but in no event, later than five (5) business days following the Expiration Date. A letter announcing the final results of proration will be mailed to all tendering limited partners and a press release announcing the final results of proration will be released. Purchaser will not pay for any Units tendered until after the final results of proration have been determined.

          If, prior to the Expiration Date, the Purchaser increases the Offer Price, the increased Offer Price will be paid for all Units accepted for payment pursuant to the Offer, whether or not those Units were tendered prior to such increase.

SECTION 3. PROCEDURES FOR TENDERING UNITS.

Valid Tender. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Agreement of Sale must be received by Fund XXII at its address set forth on the back cover of this Offer to Purchase, on or prior to the Expiration Date and not withdrawn prior to the Expiration Date. A Limited Partner may tender any or all Units owned by that Limited Partner. At least ten
(10) business days will remain in the offer in the event the offer price is reduced by any distributions with respect to the Units.

          The delivery of the Agreement of Sale will be deemed made only when actually received by Fund XXII. Sufficient time should be allowed by a Limited Partner electing to tender Units in the Offer to ensure timely delivery.

Backup Federal Income Tax Withholding. A tendering Limited Partner must verify that Limited Partner's correct taxpayer identification number or social security number, as applicable, and make certain warranties and representations that it is not subject to backup federal income tax withholding as set forth in the Agreement of Sale. Any Limited Partner wishing to tender Units under the Offer who is subject to backup withholding, including nonresident aliens and foreign corporations, should contact the Purchaser's information agent for information regarding the tender procedure for limited partners subject to backup withholding.

Tenders by Beneficial Holders. A tender of Units can only be made by the Registered Owner of those Units, and the party whose name appears as Registered Owner must tender those Units on behalf of any beneficial holder, as set forth in the "Instructions" to the Agreement of Sale.

Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the form of documents and validity, eligibility (including time of receipt), and acceptance for payment of any tender of Units will be determined by the Purchaser, in its sole discretion, which determination will be final and binding on all parties.

Other Requirements. By executing and delivering the Agreement of Sale, a tendering Limited Partner (who does not properly withdraw acceptance of the Offer prior to the Expiration Date) irrevocably appoints the Purchaser as that Limited Partner's proxy, with full power of substitution. All proxies are irrevocable and coupled with an interest in the tendered Units and empower the Purchaser to exercise all voting and other rights of such Limited Partner as it in its sole discretion may deem proper at any meeting of Limited Partners. The complete terms and conditions of the proxy are set forth in the Agreement of Sale.

          By executing and delivering the Agreement of Sale, a tendering Limited Partner also irrevocably constitutes and appoints the Purchaser and its designees as the Limited Partner's attorneys-in-fact. This appointment will be effective upon Purchaser's payment for the Units. The complete terms and conditions of the Power of Attorney are set forth in the Agreement of Sale.

          By executing and delivering the Agreement of Sale, a tendering Limited Partner will irrevocably assign to the Purchaser and its assignees all right, title, and interest that the Limited Partner has to the Units, including, without limitation, any and all distributions made by the Partnership after January 23, 2004, regardless of the fact that the record date for any such distribution may be a date prior to the Expiration Date and whether those distributions are classified as a return on, or a return of, capital. The complete terms and conditions of the assignment of the Units are set forth in the Agreement of Sale.

          By executing the Agreement of Sale, a tendering Limited Partner represents that either:

          . the Limited Partner is not a "plan" subject to Title 1 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), or an entity deemed to hold "plan assets" within the meaning of 29 C.F.R Section 2510-3-101 of any "plan"; or

          . the tender and acceptance of Units pursuant to the applicable Offer will not result in a nonexempt prohibited transaction under
               Section 406 of ERISA or Section 4975 of the Code.

          By executing the Agreement of Sale, a tendering Limited Partner also agrees that regardless of any provision in the Partnership's Agreement of Limited Partnership which provides that a transfer is not effective until a date subsequent to the date of any transfer of Units under the Offer, the Offer Price will be reduced by any distributions with respect to the Units after January 23, 2004, whether those distributions are classified as a return on, or a return of, capital, unless, with respect to a limited partner, that limited partner was not entitled to receive that distribution.

          Limited Partners will not have any appraisal or dissenters' rights with respect to or in connection with the Offer.

SECTION 4. WITHDRAWAL RIGHTS.

          Except as otherwise provided in this Section 4, tenders of Units made pursuant to the Offer are irrevocable. Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. In the event that the Offer is extended beyond the Expiration Date, the Units tendered may be withdrawn at any time prior to the end of the extension period. In addition, limited partners have a right to withdraw tendered shares at any time after the expiration of the offer until we accept Units for payment. Tendering limited partners will additionally have withdrawal rights as provided under Exchange Act 14(d)(5).

          In order for a withdrawal to be effective, a signed, written transmission notice of withdrawal must be timely received by the Purchaser at its address set forth on the last page of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn, and the number of Units to be withdrawn. Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be re-tendered at any subsequent time prior to the Expiration Date by following the procedures described in Section 3.

          All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding.

SECTION 5. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT.

          The Purchaser expressly reserves the right, in its sole discretion, at any time: to extend, for a specific period of time, the Offer's expiration date; and to amend the Offer in any respect (including, without limitation, by increasing or decreasing the Offer Price). In previous offers for units in this and other partnerships, the Purchaser has chosen to extend the offer period for 10 to 20 business days. The Purchaser may chose, in its sole discretion, to extend the Offer in the same manner, but does not plan to extend the Offer beyond 20 business days.

          Any extension, or amendment will be followed as promptly as practicable by a mailing notifying each Limited Partner, the mailing in the case of an extension to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act. Any extension or amendment will be announced by press release on the date of the amendment or extension in accordance with Rule 14e-1(d). Any mailing or press release announcing an amendment or extension will include the approximate number of Units tendered at the time of the extension or amendment.

          If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by the rules and regulations of the SEC. The minimum period during which an Offer must remain open following a material change in the terms of the Offer or of information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought, however, a minimum ten-business-day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer, "business day" means any day other than a Saturday, Sunday, or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

          Because Purchaser is offering to purchase less than 100% of the Units, there will be no "subsequent offering period" as defined in Rule 14d-11 of the Exchange Act.

SECTION 6. CERTAIN TAX CONSEQUENCES

          The following is a summary of certain federal income tax consequences of a sale of Units pursuant to the Offer assuming that the Partnership is a partnership for federal income tax purposes and that it is not a "publicly traded partnership" as defined in Section 7704 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on the Code, applicable Treasury Regulations thereunder, administrative rulings, practice and procedures and judicial authorities as of the date of the Offer. All of the foregoing are subject to change, and any change could affect the continuing accuracy of this summary. This summary does not address all aspects of federal income taxation that may be relevant to a particular Limited Partner in light of that Limited Partner's specific circumstances, or that may be relevant to Limited Partners subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies and tax-exempt entities), nor does it address any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. EACH LIMITED PARTNER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO THAT LIMITED PARTNER OF SELLING UNITS PURSUANT TO THE OFFER, INCLUDING, WITHOUT LIMITATION, FEDERAL, STATE AND LOCAL TAX CONSEQUENCES.

          Consequences to tendering Limited Partners. A Limited Partner will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Limited Partner's "amount realized" on the sale and
(ii) that Limited Partner's adjusted tax basis in the Units sold. The "amount realized" with respect to a Unit sold pursuant to the Offer will be a sum equal to the amount of cash received by the Limited Partner for the Unit plus the amount of Partnership liabilities allocable to the Unit (as determined under Code Section 752). The amount of a Limited Partner's adjusted tax basis in Units sold pursuant to the Offer will vary depending upon that Limited Partner's particular circumstances and will be affected by allocations of Partnership taxable income or loss to a Limited Partner with respect to those Units, and distributions to a Limited Partner. In this regard, tendering Limited Partners will be allocated a pro rata share of the Partnership's taxable income or loss with respect to Units sold pursuant to the Offer through the last day of the month preceding the effective date of the sale.

          Subject to Code Section 751 (discussed below), the gain or loss recognized by a Limited Partner on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss if the Unit was held by the Limited Partner as a capital asset. Changes to the federal income tax laws in recent years modified applicable capital gain rates and holding periods. Gain with respect to Units held for more than one year will be taxed at long-term capital gain rates not exceeding 15 percent. Gain with respect to Units held one year or less will be taxed at ordinary income rates, up to a maximum rate of
38.6 percent. To the extent of depreciation recapture of previously deducted straight-line depreciation with respect to real property, a maximum rate of 25 percent is imposed (assuming eligibility for long-term capital gain treatment). A portion of the gain realized by a Limited Partner with respect to the disposition of the Units may be subject to this maximum 25 percent rate to the extent that the gain is attributable to depreciation recapture inherent in the properties of the Partnership.

          Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carry forward period is five years and non-corporate taxpayer can carry forward such capital losses indefinitely). In addition, corporations (but not non-corporate taxpayers) are allowed to carry back excess capital losses to the three preceding taxable years.

          A portion of Limited Partner's gain or loss on a sale of a Unit pursuant to the Offer may be treated as ordinary income or loss. That portion will be determined by allocating a Limited Partner's amount realized for a Unit between amounts received in exchange for all or a part of the Limited Partner's interest in the Partnership attributable to "Section 751 items" and non-Section 751 items. Section 751 items include "inventory items" and "unrealized receivables" (including depreciation recapture) as defined in Code Section 751. The difference between the portion of the Limited Partners amount realized that is allocable to Section 751 items and the portion of the Limited Partner's adjusted tax basis in the Units sold that is so allocable will be treated as ordinary income or loss. The difference between the Limited Partner's remaining amount realized and adjusted tax basis will be treated as capital gain or loss assuming the Units were held by the Limited Partner as a capital asset.

          Under Code Section 469, a non-corporate taxpayer or personal service corporation can deduct passive activity losses in any taxable year only to the extent of that person's passive activity income for such year. Closely held corporations may offset passive activity losses against passive activity income and active income, but may not offset such losses against portfolio income. If a Limited Partner is subject to these restrictions and has unused passive losses from prior years, those losses will generally become available upon a sale of Units, provided the Limited Partner sells all of his or her Units. If a Limited Partner does not sell all of his or her Units, the deductibility of those losses would continue to be subject to the passive activity loss limitation until the Limited Partner sells his or her remaining Units.

          Gain realized by a foreign Limited Partner on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Code Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. Purchaser will withhold 10% of the amount realized by a tendering Limited Partner from the Purchase Price payable to that Limited Partner unless the Limited Partner properly completes and signs the Agreement of Sale certifying the accuracy of the Limited Partner's TIN and address, and that the Limited Partner is not a foreign person. Amounts withheld are creditable against a foreign Limited Partner's federal income tax liability. If amounts withheld are in excess of such liability, a refund can be obtained.

          A Limited Partner who tenders Units must file an information statement with his or her federal income tax return for the year of the sale which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). The selling Limited Partner must also notify the Partnership of the date of the transfer and the names, addresses and tax identification numbers of the transferors and transferees within 30 days of the date of the transfer (or, if earlier, January 15 of the following calendar year).

          Consequences to a non-tendering Limited Partner. Purchaser anticipates that a Limited Partner who does not tender his or her Units will not realize any material federal income tax consequences as a result of the decision not to tender.

SECTION 7. PURPOSE AND EFFECTS OF THE OFFER.

          The Purchaser is making the Offer for investment purposes with a view towards making a profit. The Purchaser's intent is to acquire the Units at a discount to the value that the Purchaser might ultimately realize from owning the Units. No independent party has been retained by the Purchaser to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made as to the fairness of the Offer Price. On January 12, 2004, the General Partner of the Partnership filed a preliminary proxy statement (the "Proxy Statement") asking limited partners to approve a liquidation of the Partnership. If the liquidation is approved, the General Partner expects the liquidation to take 36 months to complete. In determining its Offer Price, the Purchaser relied in part on the valuations presented in the Proxy Statement. A complete copy of the Proxy Statement can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates or from the SEC's Website at http://www.sec.gov. A summary of the valuation presented by the General Partner in the Proxy Statement is presented below.

          The Partnership is currently a limited partner in twelve separate limited partnerships (the "Local Limited Partnerships"). Each Local Limited Partnership owns a single apartment complex (the "Properties"). In estimating a value for Units, the General Partner first estimated the potential sales values of the Properties owned by the Local Limited Partnerships. These values were based on either the direct capitalization method or an assumed sale in a Low Income Housing Tax Credit ("LIHTC") transaction, depending upon certain federal and/or state restrictions associated with the particular property.

          Five of the twelve Properties are conventionally financed and not subject to federal and/or state restrictions that could have a material impact on their valuation. For these Properties, the General Partner used the direct capitalization method. This method involves applying a capitalization rate to the net operating income (NOI) generated by the property being valued. A capitalization rate is a percentage (rate of return) commonly applied by purchasers of commercial real estate to property NOI to determine the present value of income producing property. A lower capitalization rate will result in a higher property value; conversely, a higher capitalization rate will result in a lower property value.

          The first step in the direct capitalization method is determining the appropriate NOI to use in the valuation. The NOI is defined as the actual or anticipated net income that remains after all operating expenses are deducted from effective gross income, but before mortgage debt service, book depreciation and capital expenditures are deducted. For the five conventionally financed properties, the General Partner applied cap rates of 8.5% and 9.5% to its estimated 2004 NOI for the Properties. Using this approach, the General Partner came up with the following values:

     PROPERTY                     9.5% CAP RATE             8.5% CAP RATE
     --------                     -------------             -------------
     Arrowhead                    $   7,896,000             $   8,825,000
     Country Place I                 13,900,000                15,535,000
     Country Place II                 8,739,000                 9,767,000
     Moorings                        16,389,000                18,210,000
     Posada Vallarta                 15,135,000                16,915,000

          The remaining seven Properties have mortgage notes payable to or insured by agencies of the federal government or by local housing agencies. These Properties are subject to various federal and/or state agreements that restrict their use, regulate their operations, and in certain cases limit dividends payable to the Local Partnerships. Due to the terms of the federal and/or state agreements governing the operations of these Properties, the General Partner valued them assuming a sale in a LIHTC transaction. Using its best judgment based upon its experience in the marketing and sale of similar properties, the General Partner estimated the value of the seven government-assisted properties as follows:

     PROPERTY             LOWER RANGE VALUATION     UPPER RANGE VALUATION
     --------             ---------------------     ---------------------
     Chevy Chase                 $    9,396,000            $   10,440,000
     Four Winds West                    992,000                 1,102,000
     Golden Acres                     1,041,000                 1,156,000
     Mercy Terrace                    8,422,000                 9,400,000
     Orangewood Plaza                 1,643,000                 1,826,000
     Troy Manor                         739,000                   822,000
     Westgate                         5,073,000                 5,637,000

          Below are the estimated payoff amounts for the liabilities of all twelve Properties projected by the General Partner as of December 31, 2003.

                              MORTGAGE        ADDITIONAL            TOTAL
     PROPERTY                  BALANCE      INDEBTEDNESS     INDEBTEDNESS
     --------             ------------      ------------     ------------
     Arrowhead            $  6,587,810      $          0     $  6,587,810
     Chevy Chase             2,850,241                 0        2,850,241
     Country Place I         6,847,370                 0        6,847,370
     Country Place II        4,149,921                 0        4,149,921
     Four Winds West           831,370                 0          831,370
     Golden Acres            1,130,726            44,992        1,975,718
     Mercy Terrace           8,220,915        11,349,512       19,570,427
     Moorings                7,811,889                 0        7,811,889
     Orangewood Plaza        1,826,500                 0        1,826,500
     Posada Vallarta        14,304,236         4,006,514       18,310,750
     Troy Manor                815,819             6,252          822,071
     Westgate                1,700,123                 0        1,700,123
     Total                  57,076,920        16,207,270       73,284,190

          Based on the figures presented above and after adjustments for the priority of distributions as required under the terms of the Local Limited Partnership agreements, the General Partner estimated that the aggregate gross distribution of proceeds to the Partnership would be between $18,500,000 and $24,000,000. The General Partner also estimated that $2,900,000 in operating reserves would be released on the sale of the Local Limited Partnerships for distribution to limited partners. Below is the General Partner's schedule of distributions to limited partners based on these estimates:

SOURCES OF FUNDS                                             LOW           HIGH
----------------                                    ------------   ------------

DISTRIBUTIONS FROM LOCAL PARTNERSHIPS               $ 18,500,000   $ 24,000,000
                                                    ------------   ------------

   CASH AND CASH EQUIVALENTS (2)                    $  2,900,000   $  2,900,000
                                                    ------------   ------------

   TOTAL SOURCE OF FUNDS                            $ 21,400,000   $ 26,900,000

USES OF FUNDS
   Solicitation/Communication Expenses              $     51,900   $     51,900
   Final Audit and Tax Return Preparation Fees      $     92,000   $     92,000
   Dissolution Filing Fees                          $      1,000   $      1,000
   Estimated Disposition Fees (3)                   $  3,600,000   $  3,950,000
   Partnership Liquidation Fee (4)                  $    500,000   $    500,000
                                                    ------------   ------------
TOTAL USE OF FUNDS                                  $  4,244,900   $  4,594,900

LIQUIDATION PROCEEDS BEFORE TAXES                   $ 17,155,100   $ 22,305,100

PER UNIT                                            $        344   $        447

          The General Partner discloses in the Proxy Statement that these liquidation values are highly uncertain and that actual liquidation proceeds may be higher or lower than the values presented. Additionally, there is no guarantee that a liquidation of the Partnership will occur. As a part of the vote to approve the liquidation outlined in the Proxy Statement, the General Partner is asking limited partner to vote for a modification of the terms of the partnership agreement so that the General Partner can earn certain fees associated with the liquidation. The Purchaser cannot predict whether limited partners will approve the liquidation. If a majority of the Partnership's limited partners do not vote in favor of both the amendment and the liquidation, the liquidation will not proceed. If the amendment and liquidation are approved, the General Partner estimates that the liquidation will take up to 36 months (and possibly longer) to complete. The difference between the low value of $344 per Unit presented by the General Partner in its Proxy Statement and the Purchaser's Offer Price of $175 per Unit is based on discounts applied by the Purchaser to account for the potential risks associated with the liquidation. In determining the Offer Price, the Purchaser also considered past prices paid for Units and the illiquid nature of Units.

          Other measures of value may be relevant to a Limited Partner, and all Limited Partners are urged to carefully consider all of the information contained in the Offer to Purchase and Agreement of Sale and to consult with their own advisors (tax, financial, or otherwise) in evaluating the terms of the Offer before deciding whether to tender Units. The Offer is being made as a speculative investment by the Purchaser based on its belief that there is inherent underlying value in the assets of the Partnership. The purpose of the Offer is to allow the Purchaser to benefit to the greatest extent possible from any one or a combination of the following:

..    any cash distributions, whether those distributions are classified as a return on, or a return of, capital, from the operations in the ordinary course of the Partnership;

..    any distributions of net proceeds from the sale of assets by the
     Partnership;

..    any distributions of net proceeds from the liquidation of the Partnership;

..    any cash from any redemption of the Units by the Partnership, and

..    any proceeds that may be received from any lawsuit brought by the Limited
     Partners, which lawsuit relates to the Partnership or its General Partner (the Purchaser is not aware of any lawsuit at this time and is not planning that action in the future).

Price Range of Units; Lack of Public Market. At present, privately negotiated sales and sales through intermediaries (e.g., through the trading system operated by the American Partnership Board, which publishes sell offers by holders of Units) are the only means available to a Limited Partner to liquidate an investment in Units (other than by accepting the Offer) because the Units are not listed or traded on any national securities exchange or quoted on NASDAQ. The Purchaser and its affiliates have purchased 1,258 Units in the Partnership in the past twelve months.

SECTION 8. FUTURE PLANS.

Future Plans of the Purchaser. The Purchaser is acquiring the Units pursuant to the Offer for investment purposes. The Purchaser and its affiliates may acquire additional Units through private purchases, one or more future tender offers, or by any other means deemed advisable. The Purchaser does not currently have any plan or purpose (either formal of informal) of acquiring limited partnership units in a series of successive and periodic offers in order to acquire units over time at the lowest possible price at which unit holders are willing to sell. The Purchaser is, however, involved in the business of acquiring units in limited partnerships and may conduct future offers for units in the Partnership. Though the Purchaser does not currently have a time frame or plan in place for future offers, it believes the best time to conduct offers are generally at the end of the year and shortly after tax season. This belief is based on the fact that one of the primary factors in a limited partners decision concerning the offer is the elimination of ongoing tax consequences and filing requirements. If the Purchaser does conduct future offers, it will determine pricing for those offers based on its valuation of the Partnership at the time of offer. The Purchaser has not determined as of the time of the Offer whether it will vote in favor of a liquidation of the Partnership's assets.

Future Plans of the Partnership. On January 12, 2004, the General Partner of the Partnership filed a Preliminary Proxy Statement with the U.S. Securities and Exchange Commission. The Proxy Statement asks limited partners to vote in favor of a liquidation of the Partnership. In connection with the liquidation, the General Partner is proposing two amendments to the Partnership's limited partnership agreement that would allow the General Partner to earn certain fees on a liquidation. If the liquidation are approved, the General Partner expects a liquidation to take 36 months. If the liquidation are not approved, the Purchaser expects that the business and operations of the Partnership will substantially as they are currently being conducted. For a description of the Partnership's business, Limited Partners are urged to review the Partnership's 2002 10-K and its 10-Q for the period ended September 30, 2003. For a description of the proposed amendment and liquidation, limited partners are urged to review the Partnership's Preliminary Proxy Statement filed on January 12, 2004.

SECTION 9. PAST CONTACT AND NEGOTIATIONS WITH GENERAL PARTNER.

          Since 1983, and continuing until the date of this Offer, various affiliates of the Purchaser have engaged in ongoing conversations and exchanges of correspondence with various affiliates of the Partnership and affiliates of the General Partner of the Partnership with regard to these affiliates' ownership of Units and other partnership interests in which the General Partner of the Partnership is affiliated. These conversations have principally involved requests to obtain the list of Limited Partners and other information concerning the Partnership.

SECTION 10. CERTAIN INFORMATION CONCERNING THE PARTNERSHIP.

          Except as otherwise indicated, information contained in this Section 10 is based upon filings made by the Partnership with the SEC. Although the Purchaser has no information that any statements contained in this Section 10 are untrue, the Purchaser is not assuming any responsibility for the accuracy or completeness of any information contained in this Section 10 which is derived from those filings, or for any failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any information but which are unknown to the Purchaser.

General. The Partnership was organized on March 23, 1983, under the laws of the State of Maryland. Its principal executive offices are located at 11200 Rockville Pike, Rockville, MD 20852. Its telephone number is 301-468-9200.

The Partnership's primary business is real estate ownership and related operations. The Partnership was formed for the benefit of its Limited Partners, to make equity investments in other limited partnerships which own and operate multi-family residential properties which are assisted by federal, state or local government agencies. The Partnership's investment portfolio currently consists of the following limited partnerships:

          .    Arrowhead Apts., Palatine, IL
          .    Chevy Chase Park, Centerville, OH
          .    Country Place I, Burtonsville, MD
          .    Country Place II, Burtonsville, MD
          .    Four Winds West, Birmingham, AL
          .    Golden Acres, Chowchilla, CA
          .    Mercy Terrace, San Francisco, CA
          .    The Moorings, Roselle, IL
          .    Orangewood Plaza, Orange Cove, CA
          .    Posada Vallarta, Phoenix, AZ
          .    Troy Manor, Troy, AL
          .    Westgate Tower, Westland, MI

Originally Anticipated Term of Partnership; Alternatives. The Partnership was formed to invest in real estate by acquiring and holding a limited partnership interest in limited partnerships that own and operate federal or state government-assisted or conventionally financed apartment properties located throughout the United States. The Partnership shall continue until December 31, 2037 unless sooner dissolved in accordance with the Partnership Agreement.

Selected Financial and Property-Related Data. Set forth on the following pages is a summary of certain financial and statistical information with respect to the Partnership, all of which has been excerpted or derived from the Partnership's most recent 10K. More comprehensive financial and other information is included in those reports and other documents filed by the Partnership with the SEC, and the following summary is qualified in its entirety by reference to those reports and other documents and all the financial information and related notes contained in those reports.

                 CAPITAL REALTY INVESTORS-II LIMITED PARTNERSHIP

                                 BALANCE SHEETS

                                                  December 31,     December 31,
                                                          2002             2001
                                                 -------------    -------------

ASSETS

Investments in and advances to partnerships $ 1,360,493 $ 1,308,952 Investment in partnership held for sale or
 transfer                                                7,577           15,154
Cash and cash equivalents                            3,420,489        3,242,912
Acquisition fees, principally paid to related
 parties, net of accumulated amortization of
 $232,563 and $259,959, respectively                   132,628          170,029
Property purchase costs,
 net of accumulated amortization of $244,318
 and $243,162, respectively                            146,200          167,124
Other assets                                           335,845              108
                                                 -------------    -------------
  Total assets                                   $   5,403,232    $   4,904,279
                                                 =============    =============

LIABILITIES AND PARTNERS' CAPITAL (DEFICIT)

Due on investments in partnerships               $   1,900,000    $   1,900,000
Accrued interest payable                             2,677,938        3,052,897
Accounts payable and accrued expenses                  113,301           78,568
                                                 -------------    -------------
  Total liabilities                                  4,691,239        5,031,465
                                                 -------------    -------------
Commitments and contingencies

Partners' capital (deficit):

  Capital paid in:
   General Partners                                      2,000            2,000
   Limited Partners                                 50,015,000       50,015,000
                                                 -------------    -------------
                                                    50,017,000       50,017,000
  Less:
   Accumulated distributions to partners           (13,904,726)     (10,814,009)
   Offering costs                                   (5,278,980)      (5,278,980)
   Accumulated losses                              (30,121,301)     (34,051,197)
                                                 -------------     ------------
    Total partners' capital (deficit)                  711,993         (127,186)
                                                 -------------    -------------
    Total liabilities and partners' capital
     (deficit)                                   $   5,403,232    $   4,904,279
                                                 =============    =============

                 CAPITAL REALTY INVESTORS-II LIMITED PARTNERSHIP

                            STATEMENTS OF OPERATIONS

                                               For the years ended December 31,
                                                        2002               2001
                                               -------------     --------------
Share of income from partnerships              $   1,199,596     $    1,265,026
                                               -------------     --------------
Other revenue and expenses:

 Revenue:
  Interest                                            49,888            163,717
  Gain from extinguishment of debt                   599,123          9,665,289
                                               -------------     --------------
                                                     649,011          9,829,006
 Expenses:
   Interest                                          231,741            420,191
   General and administrative                        264,770            217,746
   Management fee                                    249,996            249,996
   Professional fees                                  87,794             91,478
   Amortization of deferred costs                     26,600             28,009
                                               -------------     --------------
                                                     860,901          1,007,420

    Total other revenue and expenses                (211,890)         8,821,586
                                               -------------     --------------
Income before gain (loss) on
 disposition of investments in partnerships          987,706         10,086,612

Gain (loss) on disposition
 of investments in partnerships                    2,942,190            (56,217)
                                               -------------     --------------
Net income                                     $   3,929,896     $   10,030,395
                                               =============     ==============
Net income allocated to General Partners
 (1.51%)                                       $      59,341     $      151,459
                                               =============     ==============
Net income allocated to Initial
 and Special Limited Partners (1.49%)          $      58,556     $      149,453
                                               =============     ==============
Net income allocated to Additional
 Limited Partners (97%)                        $   3,811,999     $    9,729,483
                                               =============     ==============
Net income per unit of Additional
 Limited Partner Interest,
 based on 50,000 units outstanding             $       76.24     $       194.59

                 CAPITAL REALTY INVESTORS-II LIMITED PARTNERSHIP

STATEMENTS OF CASH FLOWS

                                               For the years ended December 31,
                                                        2002               2001
                                               -------------     --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                    $   3,929,896     $   10,030,395

 Adjustments to reconcile net income to net
  cash used in operating activities:
   Share of income from partnerships              (1,199,596)        (1,265,026)
   Amortization of deferred costs                     26,600             28,009
    (Gain) loss on disposition of
    investments in partnerships                   (2,942,190)            56,217
   Gain from extinguishment of debt                 (599,123)        (9,665,289)

  Changes in assets and liabilities:
   (Increase) decrease in other assets              (335,737)             2,430
   Increase in accrued interest payable              231,741            420,191
   Increase (decrease) in accounts payable
    and accrued expenses                              34,733            (97,782)
                                               -------------     --------------
    Net cash used in operating activities           (853,676)          (490,855)
                                               -------------     --------------
Cash flows from investing activities:
 Receipt of distributions from partnerships        1,148,056            883,504
 Proceeds from disposition of investment
  in partnership, net                              2,973,914                 --
 Additional investment in partnership                     --           (198,241)
                                               -------------     --------------
    Net cash provided by investing activities      4,121,970            685,263
                                               -------------     --------------
Cash flows from financing activities:
 Distributions to General Partners and
  Initial Special Limited Partners                  (245,847)                --
 Distributions to Additional Limited Partners     (2,844,870)        (3,244,150)
                                               -------------     --------------
    Net cash used in financing activities         (3,090,717)        (3,244,150)
                                               -------------     --------------
Net increase (decrease) in cash and cash
 equivalents                                         177,577         (3,049,742)

Cash and cash equivalents, beginning of year       3,242,912          6,292,654
                                               -------------     --------------
Cash and cash equivalents, end of year         $   3,420,489     $    3,242,912
                                               =============     ==============

Other Information. The Partnership is subject to the reporting requirements of the Exchange Act and accordingly is required to file reports and other information with the SEC relating to its business, financial results and other matters. These reports and other documents may be inspected at the SEC's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, where copies may be obtained at prescribed rates, and at the regional offices of the SEC located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies should be available by mail upon payment of the SEC's customary charges by writing to the SEC's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and other information filed electronically with the SEC, the address of which is http://www.sec.gov.

Cash Distributions History. Pursuant to the Partnership Agreement, all cash available for distribution, as defined, shall be distributed, not less frequently than annually, 97% to the Additional Limited Partners, 1% to the Special Limited Partner, 0.49% to the Initial Limited Partner and 1.51% to the General Partners after payment of the Management Fee, as specified in the Partnership Agreement. On May 2, 2001, the Partnership made a cash distribution of $65.00 per Unit. The distribution was a result of cash resources accumulated from operations and distributions from Local Limited Partnerships. On November 22, 2002, the Partnership made a cash distribution of $57 per Unit. Of this amount, $27 per Unit was distributed as result of proceeds received from the sale of one of the Local Limited Partnerships and $30 per Unit was distributed as a result of cash resources accumulated from operations and distributions from Local Limited Partnerships. In November 2003, the Partnership made a cash distribution of $27 per Unit. The distribution was a result of cash resources accumulated from operations and distributions from Local Limited Partnerships.

SECTION 11. BACKGROUND AND REASONS FOR THE OFFER.

          The Purchaser is in the business of acquiring fractional investment interests for long-term retention and seeks to purchase the Units in furtherance of that strategy. The Purchaser and its affiliates have been in this business since 1981. The Units acquired as a result of the Offer will be held as long-term investments and not with a view to a resale. The Purchaser does not acquire general partner interests nor is it engaged in property management. The Purchaser does not currently intend to establish control of the Partnership in the future through subsequent tender offers or other purchasers of Units.

SECTION 12. CERTAIN INFORMATION CONCERNING THE PURCHASER.

          The Purchaser is a Massachusetts limited partnership which holds limited partnership interests in real estate with other limited partnerships. The Manager of the Purchaser is Equity Resource Investments LLC, a Massachusetts limited liability company ("Manager"), which is controlled by Eggert Dagbjartsson ("ED"), who is also the general partner of the Purchaser. ERG is engaged in real estate investment and consulting. The Purchaser's, ERG's and Mr. Dagbjartsson's offices are located at 44 Brattle Street Cambridge, MA 02138. For certain information concerning the members of the Manager, see Schedule 1 to this Offer to Purchase.

          Except as otherwise set forth in this Offer to Purchase,

          . neither the Purchaser, Manager, or ED, or, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1, or any affiliate of the Purchaser beneficially owns or has a right to acquire any Units;

          . neither the Purchaser, Manager, or ED, or, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1, or any affiliate of the Purchaser or any member, director, executive officer, or subsidiary of any of the foregoing has effected any transaction in the Units;

          . neither the Purchaser, Manager, or ED, or, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser has any contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings, or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents, or authorizations;

          . there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the SEC between the Purchaser, Manager, or ED, or, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser, on the one hand, and the Partnership or affiliates, on the other hand; and

          . there have been no contracts, negotiations, or transactions between the Purchaser, Manager, or ED, or to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer (other than as described in Section 8 of this Offer) or other acquisition of securities, an election or removal of the General Partner, or a sale or other transfer of a material amount of assets.

SECTION 13. SOURCE AND AMOUNT OF FUNDS.

          The Purchaser expects that approximately $875,000 (exclusive of fees and expenses) will be required to purchase 5,000 Units, if tendered. The Purchaser will either use cash on hand or will obtain those funds from capital contributions from its members, each of whom have an aggregate net worth substantially in excess of the amount required to be contributed to the Purchaser to purchase the 5,000 Units. The Purchaser is not a public company and has not prepared audited financial statements. The Purchaser and its members have adequate cash and cash equivalents to fund payment to selling limited partners. As of January 20, 2004, the Purchaser had $1,000,000 in cash on hand. The members of the Partnership have informed the Partnership that they will contribute any amount required to purchase the 5,000 Units. No third party financing is required in connection with the Offer. The Purchaser represents to all tendering Limited Partners that the Purchaser has the financial wherewithal to accept for payment and thereby purchase all 5,000 Units that the Purchaser has offered to purchase in this Offer to Purchase. No alternative-financing plan exists.

SECTION 14. VOTING POWER.

          The Purchaser and funds controlled by Equity Resource Investments currently own 9,345 of the Partnership's outstanding Units. If the Purchaser purchases an additional 5,000 Units, the Purchaser and the funds controlled by Equity Resource Investments will own 28.7% of the Partnership's outstanding Units. Although this would not represent a majority interest, this increase in ownership would give the Purchaser and its affiliates increased control over any vote of the Limited Partners.

SECTION 15. CERTAIN CONDITIONS OF THE OFFER

          Purchaser will not be required to accept for payment or to pay for any Units tendered, and may amend or terminate the Offer if the general partner of the Partnership or its transfer agent are unable to confirm after being contacted by the Purchaser that the Agreement of Sale is properly completed and duly executed.

          Limited partners may independently confirm the satisfaction of this condition by contacting the general partner of the Partnership at the telephone number located in Section 10 of the Offer. The conditions set forth in this
Section 15 are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser regardless of the circumstances giving rise to that condition. The conditions set forth in this Section 15 may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion on or prior to the expiration of the offer. The failure by the Purchaser at any time on or prior to the expiration of the offer to exercise these rights will not be deemed a waiver of those rights, which rights will be deemed to be ongoing and may be asserted at any time and from time to time on or prior to the expiration of the offer. Any determination by the Purchaser concerning the events described in this Section 15 will be final and binding upon all parties. The Purchaser confirms that it has disclosed all conditions of the Offer and that all conditions of the Offer must be satisfied prior to the expiration of the Offer. If any material conditions of the Offer are waived, the Purchaser will amend the Offer to disclose its waiver. If the amendment is filed with less than ten (10) business days remaining in the Offer, the Purchaser will extend the offer giving limited partners at least ten (10) business days following the amendment to consider the amended offer.

SECTION 16. CERTAIN LEGAL MATTERS AND REQUIRED REGULATORY APPROVALS.

          Except as set forth in this Offer to Purchase, based on its review of filings made by the Partnership with the SEC and other publicly available information regarding the Partnership, the Purchaser is not aware of any licenses or regulatory permits that would be material to the business of the Partnership, taken as a whole, and that might be adversely affected by the Purchaser's acquisition of Units in the Offer. In addition, the Purchaser is not aware of any filings, approvals, or other actions by or with any domestic, foreign, or governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer. Should any approval or other action be required, there can be no assurance that any additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's or the Purchaser's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain that approval. The Purchaser's obligation to purchase and pay for Units is subject to certain conditions. See "THE OFFER--Section 15--Certain Conditions of the Offer."

          Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations that have been promulgated under the HSR Act by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The Purchaser does not currently believe that any filing is required under the HSR Act with respect to its acquisition of Units contemplated by the Offer.

          State Takeover Laws. The Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, and nothing in the Offer, nor any action taken in connection with the Offer, is intended as a waiver of that right. In the event that any state takeover statute is found applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In that case, the Purchaser may not be obligated to accept for purchase, or pay for, any Units tendered.

SECTION 17. FEES AND EXPENSES

          Equity Resource Investments LLC has been retained by the Purchaser to act as the Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation for its services in an amount not in excess of $5,000 in connection with the Offer and will be indemnified against certain liabilities and expenses in connection with its service as the Information Agent.

          Except as set forth in this Section 17, the Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. Brokers, dealers, commercial banks, trust companies, and other nominees, if any, will, upon request, be reimbursed by the Purchaser for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

SECTION 18. MISCELLANEOUS.

          The Offer is not being made to (nor will tenders be accepted from or on behalf of) Limited Partners in any jurisdiction in which the making of the Offer or the acceptance of Units tendered in the Offer would not be in compliance with the laws of that jurisdiction. The Purchaser is not aware of any jurisdiction within the United States in which the making of the Offer of the acceptance of Units tendered in the Offer would be illegal.

          In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Purchaser will withdraw the Offer. The Purchaser has filed with the SEC, the Schedule TO, together with exhibits, pursuant to Rule 14d-1 of the General Rules and Regulations under the Exchange Act, furnishing information with respect to the Offer, and may file amendments to that Schedule TO. The Schedule TO and any amendments to that Schedule TO, including exhibits, may be examined and copies may be obtained from the SEC as set forth above in "Introduction."

          No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the Agreement of Sale and, if given or made, any information or representation must not be relied upon as having been authorized. Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of the Purchaser or the Partnership since the date as of which information is furnished or the date of this Offer to Purchase.

                                   SCHEDULE 1

                       INFORMATION REGARDING THE MANAGERS
                       OF EQUITY RESOURCE INVESTMENTS LLC

          Set forth below are the names of the members of Equity Resource Investments LLC, the Manager of the Purchaser and their present principal occupations and five (5) year employment histories. Each individual is a citizen of the United States and the business address of each person and entity below is 44 Brattle Street, Cambridge, MA 02138.

Eggert Dagbjartsson   Executive Vice President and Principal, Equity Resource
                      Group, Inc., 1992-2002
                      Managing Director, Equity Resource Investments LLC,
                      2002-Present
                      General Partner, Equity Resource Fund XXII Limited
                      Partnership, 2001-Present

                      Mr. Dagbjartsson began working at Equity Resource Group, Inc. (ERG) in 1985. In 1989, Mr. Dagbjartsson became ERG's Chief Investment Officer, with primary responsibility for the valuation and negotiation of investment acquisitions for various Equity Resource Funds. In 1992,
                      Mr. Dagbjartsson became Executive Vice President and Principal of ERG. In 2002, Mr. Dagbjartsson became the Managing Director of Equity Resource Investments LLC. In addition to being the General Partner of Equity Resource Fund XXII, Mr. Dagbjartsson is a Co-General Partner of the following Equity Resources Funds:

                                Equity Resource Fund XVII
                                Equity Resource Fund XIX
                                Equity Resource General Fund
                                Equity Resource Cambridge Fund
                                Equity Resource Brattle Fund
                                Equity Resource Bay Fund
                                Equity Resource Pilgrim Fund
                                Equity Resource Bridge Fund
                                Equity Resource Boston Fund
                                Equity Resource Lexington Fund
                                Equity Resource Arlington Fund
                                Equity Resource Harbor Fund
                                Equity Resource Weston Fund

                      During the past five years, Mr. Dagbjartsson has not been convicted in a criminal proceeding or been a party to any procedural or administrative proceeding that resulted in a judgment, decree or final order enjoining Mr. Dagbjartsson from future violations of, or prohibiting activities subject to, federal or state securities law, or a finding of any violation of federal or state securities law.

Equity Resource Fund XXII Limited Partnership was formed under Massachusetts law in August 2001 for the purpose of providing a secondary market for real estate limited partnership interests. Its predecessor entity, Equity Resource Group, Inc., was formed under Massachusetts law in March 1981 for the purpose of providing financial consulting services in the field of real estate limited partnerships syndicated through private placement offerings. The corporation's functions include advising real estate developers, investors and syndicators in the areas of financial analysis, negotiation and the structuring of investment entities.

                                       S-

                                   SCHEDULE 2

                       PROPERTIES OWNED BY THE PARTNERSHIP

          For a summary of the Properties owned by the Partnership, see Section 10 of the Offer.

                                       S-

                         EQUITY RESOURCE INVESTMENTS LLC
                                44 BRATTLE STREET
                               CAMBRIDGE, MA 02138
                                 (617) 876-4800
                            Info@equityresources.com